UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   5  )*

LEE ENTERPRISES, INCORPORATED
(Name of Issuer)

Class B Common Stock, $2.00 par value
(Title of Class of Securities)
52 3768 208
(CUSIP Number)
Edmund H. Carroll
Lane & Waterman LLP
220 N. Main Street, Ste. 600
Davenport, IA  52801
(563)324-3246
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Lloyd G. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 20,000 (See Item 5)

8. Shared Voting Power 1,663,994 (See Item 5)

9. Sole Dispositive Power 20,000 (See Item 5)

10. Shared Dispositive Power 1,663,994 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,683,994 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 29.6%. As of June 27, 2010 the Company had 5,692,901 shares of Class B Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 5, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Class B Common Stock held by Schermer Investment Partnership, L.P.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Betty A. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 69,308 (See Item 5)

8. Shared Voting Power 1,504,666 (See Item 5)

9. Sole Dispositive Power 69,308 (See Item 5)

10. Shared Dispositive Power 1,504,666 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,573,974 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 27.6%. As of June 27, 2010 the Company had 5,692,901 shares of Class B Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 5, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Class B Common Stock held by Schermer Investment Partnership, L.P.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Gregory P. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 522,974** (See Item 5)

8. Shared Voting Power 1,163,966 (See Item 5)

9. Sole Dispositive Power 522,974** (See Item 5)

10. Shared Dispositive Power 1,163,966 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,940 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 29.6%. As of June 27, 2010 the Company had 5,692,901 shares of Class B Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 5, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Class B Common Stock held by Schermer Investment Partnership, L.P.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**Previously included 6,000 shares of Class B Common Stock owned by Mr. Schermer’s spouse, who has sole voting and investment power regarding such shares.  Mr. Schermer disclaims all beneficial interest in such shares.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Grant E. Schermer

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 513,150 (See Item 5)

8. Shared Voting Power 1,164,166 (See Item 5)

9. Sole Dispositive Power 513,150 (See Item 5)

10. Shared Dispositive Power 1,164,166 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,316 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 29.5%. As of June 27, 2010 the Company had 5,692,901 shares of Class B Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*As more fully described in the responses to Item 2 of this Amendment No. 5, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Class B Common Stock held by Schermer Investment Partnership, L.P.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Schermer Management Corporation

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Colorado

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 0

8. Shared Voting Power 1,163,996 (See Item 5)

9. Sole Dispositive Power 0

10. Shared Dispositive Power 1,163,996 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,996 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 20.4%. As of June 27, 2010 the Company had 5,692,901 shares of Class B Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

*As more fully described in the responses to Item 2 of this Amendment No. 5, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Class B Common Stock held by Schermer Investment Partnership, L.P.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 523768208

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

Schermer Investment Partnership, L.P.

2.	Check the appropriate box if a member of a group* (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Source of funds (see instructions) Not Applicable

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of shares bene- ficially by owned by each reporting person with	7. Sole Voting Power 0

8. Shared Voting Power 1,163,996 (See Item 5)

9. Sole Dispositive Power 0

10. Shared Dispositive Power 1,163,996 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,996 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) approximately 20.4%. As of June 27, 2010 the Company had 5,692,901 shares of Class B Common Stock outstanding (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

*As more fully described in the responses to Item 2 of this Amendment No. 5, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the shares of Class B Common Stock held by Schermer Investment Partnership, L.P.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer

This Amendment No. 5 to a Statement on Schedule 13D (“Amendment No. 5”) is being filed jointly by Lloyd G. Schermer, as trustee of a trust for his benefit, Betty A. Schermer, as trustee of a trust for her benefit, Gregory P. Schermer, Grant E. Schermer, Schermer Investment Partnership, L.P. and Schermer Management Corporation in accordance with Rule 13d-1(k)(1) (each of which individual or entity is sometimes referred to as a "Reporting Party" and collectively as the "Reporting Parties").  This Amendment No. 5 hereby amends and restates the Statement on Schedule 13D, as previously amended.

This statement is related to the Class B Common Stock, par value $2.00 per share ("Class B Common Stock"), of Lee Enterprises, Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 201 North Harrison Street, Suite 600, Davenport, IA 52801.

Since the filing of Amendment No. 4 to this Schedule 13D, the number of shares of Class B Common Stock outstanding decreased approximately 36.6%, from 8,973,617 as of December 31, 2003 (the amount used in Amendment No. 4 to this Schedule 13D) to 5,692,901 as of June 27, 2010, based on information provided by the Company.  This decrease in shares outstanding is due to sales by other, unrelated holders of Class B Common Stock, rather than by sales by the Reporting Parties.  The Class B Common Stock is at all times convertible into shares of common stock on a share-for-share basis.

Item 2. Identity and Background

This Amendment No. 5 to Schedule 13D is being filed on behalf of each of the following persons:

(a)	Lloyd G. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
Retired. Long-time Director, Chairman and Chief Executive Officer of the Company.  Mr. Schermer’s spouse is Betty A. Schermer and his and Betty A. Schermer’s sons are Gregory P. Schermer and Grant E. Schermer.

(d) – (e)
During the last five years, Lloyd G. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Betty A. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)	None
(d) – (e)
During the last five years, Betty A. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a  result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Gregory P. Schermer
(b)	c/o of Lee Enterprises, Incorporated, 201 North Harrison Street, Suite 600, Davenport, IA 52801
(c)	Principally employed as a Director and Vice President-Interactive Media of the Company
(d) – (e)
During the last five years, Gregory P. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Grant E. Schermer
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)	Real Estate Developer
(d) – (e)
During the last five years, Grant E. Schermer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

(a)	Schermer Investment Partnership, L.P., a Delaware limited partnership (“SIP”)
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
SIP was established for family investment planning.  It owns 1,163,966 shares of Class B Common Stock. Schermer Management Corporation, a Colorado corporation (“SMC”), is the sole general partner of SIP charged with management of the business of SIP, including voting and investment authority with regard to the Class B Common Stock held by SIP. SMC has four equal stockholders: Gregory P. Schermer and trusts for the benefit of Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer. The Board of Directors of SMC consists of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer (collectively, the “SMC Directors”). No SMC Director may act individually with regard to voting or investment of the shares of Class B Common Stock held by SIP. Such actions require the majority vote of three SMC directors. By virtue of these actions with regard to the shares held by SIP, Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer may be deemed to be members of a “group” under Section 13(d) of the Act. If deemed such a group, Gregory P. Schermer, Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer, individually or through trusts, may each be deemed to be the beneficial owner of these 1,163,966 shares of Class B Common Stock, and in the aggregate, this group would beneficially own 2,720,318 shares or 47.8% of the outstanding shares of Class B Common Stock.

SIP’s limited partners are as follows:
(i) a trust for the benefit of Lloyd G. Schermer, which holds approximately 23.20% of the limited partnership units of SIP (and for which Lloyd G. Schermer is the trustee);
(ii) a trust for the benefit of Betty A. Schermer, which holds approximately 39.4639% of the limited partnership units of SIP (and for which Betty A. Schermer is the trustee);
(iii) Gregory P. Schermer, who holds approximately 10% of the limited partnership units of SIP;

(iv) separate trusts for the benefit of each of Gregory P. Schermer's four children, each of which holds approximately 2% of the limited partnership units of SIP (and for which Gregory P. Schermer is the trustee);

(v) Grant E. Schermer, who holds approximately 2% of the limited partnership units of SIP;
(vi) a trust for the benefit of Grant E. Schermer, which holds approximately 10% of the limited partnership units of SIP (and for which Grant E. Schermer is co-trustee);

(vii) a  grantor retained annuity trust for the benefit of Betty A. Schermer during its term and for the benefit of Grant E. Schermer upon its termination (“GRAT”), which holds approximately 6.3361% of the limited partnership units of SIP (and for which Grant E. Schermer is the trustee); and

(viii) SMC, which holds an approximately 1% general partnership unit of SIP.
(d) – (e)
During the last five years, Schermer Investment Partnership, L.P., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	Schermer Management Corporation, a Colorado corporation
(b)	c/o Advisory Research, Inc., 180 North Stetson, Ste. 5780 Chicago, Illinois 60601-6795
(c)
Sole general partner of a family limited partnership.  Gregory P. Schermer and trusts for the benefit of Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer each hold approximately 25% of SMC's outstanding stock.  See explanation of SIP above.

(d) – (e)
During the last five years, SMC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a)	Lloyd G. Schermer.

Since the filing of Schedule 13D, Amendment No. 4 on March 19, 2004, Lloyd G. Schermer has not acquired or disposed of any shares of Class B Common Stock beneficially owned by him. See explanation below of gifts made by his spouse, Betty A. Schermer.

On May 15, 2009, Lloyd G. Schermer gave one limited partnership unit of SIP to separate trusts for the benefit of each of the four children of Gregory P. Schermer.

On September 14, 2009, there were 5,776,953 shares of Class B Common Stock outstanding, based on information provided by the Company.  Lloyd G. Schermer beneficially owned an aggregate of 1,683,994 shares of Class B Common Stock, constituting approximately 29.2% of the shares of Class B Common Stock outstanding.

On June 27, 2010, there were 5,692,901 shares of Class B Common Stock outstanding, based on information provided by the Company.  On June 27, 2010, Lloyd G. Schermer beneficially owned the same number of shares of Class B Common Stock, constituting approximately 29.6% of the shares of Class B Common Stock outstanding.

(b)	Betty A. Schermer.

Since the filing of Schedule 13D, Amendment No. 4 on March 19, 2004, Betty A. Schermer, as trustee of a trust for her benefit, has made the following gifts of 8 shares of Class B Common Stock and has had no other transactions in Class B Common Stock beneficially owned by her:

•
On May 15, 2009, Betty A. Schermer, as trustee of a trust for her benefit, gave one share of Class B Common Stock to separate trusts for the benefit of each of the four children of Gregory P. Schermer;

• On May 15, 2009, Betty A. Schermer, as trustee of a trust for her benefit, gave one share of Class B Common Stock to Grant E. Schermer; and
•
On May 15, 2009,  Betty A. Schermer, as trustee of a trust for her benefit, gave three shares of Class B Common Stock to the GRAT for her benefit during the term thereof and for the benefit of Grant E. Schermer (who is trustee of such trust) on termination of such trust.

On May 15, 2009,  Betty A. Schermer, as trustee of a trust for her benefit, gave three limited partnership units of SIP to separate trusts for the benefit of each of the four children of Gregory P. Schermer; two limited partnership units of SIP to  Grant E. Schermer; and 8.5 limited partnership units of SIP to the GRAT.  On June 29, 2010, Grant E. Schermer, as trustee of the GRAT, returned 2.1639 limited partnership units of SIP to a trust for the benefit of Betty A. Schermer as an annuity payment.  The trustee expects to make an annuity payment from the GRAT to Betty A. Schermer in 2011.

On September 14, 2009, there were 5,776,953 shares of Class B Common Stock outstanding. On September 14, 2009, Betty A. Schermer beneficially owned an aggregate of 1,573,974 shares of Class B Common Stock, constituting approximately 27.2% of the shares of Class B Common Stock outstanding.

On June 27, 2010, there were 5,692,901 shares of Class B Common Stock outstanding. On June 27, 2010, Betty A. Schermer beneficially owned the same number of shares of Class B Common Stock, constituting approximately 27.6% of the shares of Class B Common Stock outstanding.

(c)	Gregory P. Schermer.

Since the filing of Schedule 13D, Amendment No. 4 on March 19, 2004, Gregory P. Schermer, in his capacity as trustee, has acquired the following four shares of Class B Common Stock through gifts and has had no other transactions in Class B Common Stock beneficially owned by him:

•
On May 15, 2009, Betty A. Schermer, as trustee of a trust for her benefit, gave one share of Class B Common Stock to separate trusts for the benefit of each of Gregory P. Schermer’s four children.  Gregory P. Schermer is the trustee of these trusts.

On May 15, 2009, Lloyd G. Schermer and Betty A. Schermer, as the trustee of separate trusts for each of their benefit, each gave one limited partnership unit of SIP to separate trusts for the benefit of each of Gregory P. Schermer's four children.

On September 14, 2009, there were 5,776,953 shares of Class B Common Stock outstanding. On September 14, 2009, Gregory P.  Schermer beneficially owned an aggregate of 1,686,940 shares of Class B Common Stock, constituting approximately 29.2% of the shares of Class B Common Stock outstanding.

On June 27, 2010, there were 5,692,901 shares of Class B Common Stock outstanding. On June 27, 2010, Gregory P. Schermer beneficially owned the same number of shares of Class B Common Stock, constituting approximately 29.6% of the shares of Class B Common Stock outstanding.

(d)	Grant E. Schermer.

Since the filing of Schedule 13D, Amendment No. 4 on March 19, 2004, Grant E. Schermer, individually and in his capacity as trustee of the GRAT, has acquired the following four shares of Class B Common Stock through gifts and has had no other transactions in Class B Common Stock beneficially owned by him:

	•	On May 15, 2009, Betty A. Schermer, as trustee of a trust for her benefit, gave Grant E. Schermer one share of Class B Common Stock; and
	•	On May 15, 2009, Betty A. Schermer, as trustee of a trust for her benefit, gave Grant E. Schermer, as trustee of the GRAT, three shares of Class B Common Stock.

On May 15, 2009,  Betty A. Schermer, as trustee of a trust for her benefit, gave Grant E. Schermer two limited partnership units of SIP. On May 15, 2009, Betty A. Schermer, as trustee of a trust for her benefit, gave Grant E. Schermer, as trustee of the GRAT, 8.5 limited partnership units of SIP.  On June 29, 2010, Grant E. Schermer, as trustee of the GRAT, returned 2.1639 limited partnership units of SIP to a trust for the benefit of Betty A. Schermer as an annuity payment. The trustee expects to make an annuity payment from the GRAT to Betty A. Schermer in 2011.

On September 14, 2009, there were 5,776,953 shares of Class B Common Stock outstanding. On September 14, 2009, Grant P.  Schermer beneficially owned an aggregate of 1,677,316 shares of Class B Common Stock, constituting approximately 29.0% of the shares of Class B Common Stock outstanding.

On June 27, 2010, there were 5,692,901 shares of Class B Common Stock outstanding. On June 27, 2010, Grant E. Schermer beneficially owned the same number of shares of Class B Common Stock, constituting approximately 29.5% of the shares of Class B Common Stock outstanding.

(e)
Schermer Investment Partnership, L.P.  Since the filing of Schedule 13D, Amendment No. 4 on March 19, 2004, SIP has not acquired or disposed of any shares of Class B Common Stock beneficially owned by it.

On September 14, 2009, there were 5,776,953 shares of Class B Common Stock outstanding. On September 14, 2009, SIP beneficially owned an aggregate of 1,163,996 shares of Class B Common Stock, constituting approximately 20.1% of the Class B Common Stock outstanding.

On June 27, 2010, there were 5,692,901 shares of Class B Common Stock outstanding. On June 27, 2010, SIP beneficially owned the same number of shares of Class B Common Stock, constituting approximately 20.4% of the Class  B Common Stock outstanding on June 27, 2010.

(f)	Schermer Management Corporation. Since the filing of Schedule 13D, Amendment No. 4 on March 19, 2004, SMC has not acquired or disposed of any shares of Class B Common Stock beneficially owned by it.

On September 14, 2009, there were 5,776,953 shares of Class B Common Stock outstanding. On September 14, 2009, SMC beneficially owned an aggregate of 1,163,996 shares of Class B Common Stock, constituting approximately 20.1% of the Class B Common Stock outstanding.

On June 27, 2010, there were 5,692,901 shares of Class B Common Stock outstanding. On June 27, 2010, SMC beneficially owned the same number of shares of Class B Common Stock, constituting approximately 20.4% of the Class B Common Stock outstanding on June 27, 2010.

Item 4. Purpose of Transaction

SIP is a limited partnership established for family investment planning.  The transactions described in Item 3 were made in connection with estate planning of Lloyd G. and Betty A. Schermer.

Lloyd G. Schermer and Betty A. Schermer may make further gifts of Class B Common Stock and/or SIP limited partner units to each of Gregory P. Schermer, his children, Grant E. Schermer and a trust for his benefit.  The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement any such plan or proposal, with respect to:

(a)
the acquisition of additional securities of the Company, or the disposition of securities of the Company, except for the possibility of the gifts by Lloyd G. Schermer and Betty A. Schermer described above, issuance of the Company's common stock to Gregory P. Schermer under the Company's equity compensation plans and acquisitions or dispositions as a result of  estate planning by or rights of inheritance of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of material amount of the assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board
(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number of shares of Class B Common Stock outstanding on June 27, 2010 was 5,692,902 shares.

Each share of Class B Common Stock is entitled to ten votes and is immediately convertible at the option of the holder into one share of common stock, which is entitled to one vote.

 (a)-(b):

(1)
As of the date of this Amendment No. 5, SIP is the direct beneficial owner of 1,163,996 shares of Class B Common Stock, representing approximately 20.4% of the issued and outstanding shares of Class B Common Stock.

(2)
By virtue of its position as the sole general partner of SIP, as of the date of this Amendment No. 5, SMC may be deemed to be the indirect beneficial owner in the aggregate of 1,163,996 shares of Class B Common Stock, representing approximately 20.4% of the issued and outstanding shares of Class B Common Stock, held by SIP.

(3)
As of the date of this Amendment No. 5, Lloyd G. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,683,994 shares of Class B Common Stock, which represents approximately 29.6% of the issued and outstanding shares of Class B Common Stock.  Included in this total are:

(i)	20,000 shares of Class B Common Stock held in a trust over which he, as trustee, possesses sole voting and investment power;

(ii)	110,020 shares of Class B Common Stock held by a trust for the benefit of Gregory P. Schermer and Grant E. Schermer over which he shares voting and investment powers with a financial institution;

(iii)	320,700 shares of Class B Common Stock held by The Adler-Schermer Foundation as to which Mr. Schermer shares voting and investment powers with Betty A. Schermer;

(iv)	69,308 shares of Class B Common Stock owned by Lloyd G. Schermer’s wife. Accordingly, Lloyd G. Schermer could be deemed to share beneficial ownership of these shares; and

(v)
1,163,966 shares of Class B Common Stock held by SIP, for which he shares voting and investment powers with Betty A. Schermer, Grant E. Schermer and Gregory P. Schermer, by virtue of Lloyd G. Schermer’s position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Lloyd G. Schermer disclaims beneficial ownership of all the shares of Class B Common Stock listed in (ii) through (iv) above and all shares of Class B Common Stock beneficially owned by Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer.

Lloyd G. Schermer and Betty A. Schermer are the sole directors of The Adler-Schermer Foundation as to which they share voting and investment powers. In the past, shares of Class B Common Stock have been sold by the Foundation to make distributions required by federal tax laws. If the Foundation's cash or readily marketable property other than the shares of Class B Common Stock is insufficient to meet distributions required by federal tax laws for a particular fiscal year, shares of Class B Common Stock may be sold in the future to meet such distribution requirements.

(4)
As of the date of this Amendment No. 5, Betty A. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,553,974 shares of Class B Common Stock, representing approximately 27.6% of the issued and outstanding shares of Class B Common Stock.  Included in this total are:

(i)	69,308 shares of Class B Common Stock held in a trust over which she, as trustee, possesses sole voting and investment power;

(ii)	320,700 shares of Class B Common Stock held by The Adler-Schermer Foundation as to which Mrs. Schermer shares voting and investment powers with Lloyd G. Schermer;

(iii)	20,000 shares of Class B Common Stock owned by Betty A. Schermer’s husband. Accordingly, Betty A. Schermer could be deemed to share beneficial ownership of these shares; and

(iv)
1,163,966 shares of Class B Common Stock held by SIP, for which she shares voting and investment powers with Lloyd G. Schermer, Grant E. Schermer and Gregory B. Schermer, by virtue of her position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Betty A. Schermer disclaims beneficial ownership of all the shares of Class B Common Stock listed in (ii) and (iii) above and all shares of Class B Common Stock beneficially owned by Lloyd G. Schermer, Gregory P. Schermer and Grant E. Schermer.

(5)
As of the date of this Amendment No. 5, Gregory P. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner in the aggregate of 1,686,940 shares of Class B Common Stock, representing approximately 29.6% of the issued and outstanding shares of Class B Common Stock. Included in this total are:

(i)	522,974 shares of Class B Common Stock for which Gregory P. Schermer possesses sole voting and investment power:

(ii)
6,001 shares of Class B Common Stock held a by trust for the benefit of his minor son and 4,001 shares of Class B Common Stock held by a trust for the benefit of a minor daughter and one share of Class B Common Stock held by separate trusts for the benefit of Gregory P. Schermer’s two other minor daughters, for all of which Gregory P. Schermer possesses sole voting and investment power; and

(iii)
1,163,966 shares of Class B Common Stock held by SIP, for which he shares voting and investment powers with Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer, by virtue of Gregory P. Schermer’s position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Gregory P. Schermer disclaims beneficial ownership of all shares of Class B Common Stock listed in (ii) above and all shares of Class B Common Stock beneficially owned by Lloyd G. Schermer, Betty A. Schermer and Grant E. Schermer.

(6)
As of the date of this Amendment No. 5, Grant E. Schermer, in the various capacities indicated below, is the direct or indirect beneficial owner of 1,677,316 shares of Class B Common Stock, representing approximately 29.5% of the issued and outstanding shares of Class B Common Stock. Included in this total are:

(i)	513,147 shares of Class B Common Stock for which Grant E. Schermer possesses sole voting and investment power;

(ii)	3 shares of Class B Common Stock, held by Grant E. Schermer, as trustee, of the GRAT, for which he possesses sole voting and investment power;

(iii)	200 shares of Class B Common Stock, for which he, as one of the two trustees of a trust for his benefit, shares voting and investment powers; and

(iv)
1,163,966 shares of Class B Common Stock held by SIP, for which he shares voting and investment powers with Lloyd G. Schermer, Betty A. Schermer and Gregory B. Schermer, by virtue of Grant E. Schermer’s position as one of the four equal shareholders of SMC and one of the four directors thereof.  SMC is the sole general partner of SIP.

Grant E. Schermer disclaims beneficial ownership of all shares of Class B Common Stock beneficially owned by Lloyd G. Schermer, Betty A. Schermer and Gregory P. Schermer.

Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer and Grant E. Schermer will act independently with respect to the shares of Class B Common Stock over which he or she has sole investment and dispositive power.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein and therein, such Reporting Person has or shares beneficial ownership of any shares of Class B Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(c)	Except for the transaction described in Item 3, the Reporting Persons have not effected any transactions in the Company's Class B Common Stock since the filing of Amendment No. 4 to Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2010

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By:	Schermer Management Corporation, as its
General Partner

By:
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By:
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Betty A. Schermer, Trustee

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Lloyd G. Schermer, Trustee

Lloyd G. Schermer

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2010

GRANT E. SCHERMER IRREVOCABLE STOCK
TRUST Dated October 2, 2000

By:
Grant E. Schermer, Trustee

By:
Michael A. LoVallo, Trustee

Grant E. Schermer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2010

Gregory P. Schermer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

AGREEMENT

AGREEMENT, dated as of August 17, 2010, by and among Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer and Michael A. Lovallo and Grant E. Schermer, trustees of the Grant E. Schemer Irrevocable Stock Trust dated October 2, 2000, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under Section 13(d) of the Exchange Act by making a single joint filing.

NOW, THEREFORE, the undersigned, hereby agree as follows:

1. The Schedule 13D (Amendment No. 5) with respect to the Class B Common Stock, $2.00 par value per share, of Lee Enterprises, Incorporated, to which this agreement is attached as Exhibit 1, is filed on behalf of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Michael A. Lovallo and Grant E. Schermer, trustees of the Grant E. Schemer Irrevocable Stock Trust dated October 2, 2000, Schermer Investment Partnership, L.P. and Schermer Management Corporation.

2. Each of Lloyd G. Schermer, Betty A. Schermer, Gregory P. Schermer, Grant E. Schemer, Michael A. Lovallo and Grant E. Schermer, trustees of the Grant E. Schemer Irrevocable Stock Trust dated October 2, 2000, Schermer Investment Partnership, L.P. and Schermer Management Corporation is responsible for the completeness and accuracy of the information concerning such person contained therein; provided, that no person is responsible for the completeness or accuracy of the information concerning any other person making such filing.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

SCHERMER INVESTMENT PARTNERSHIP, L.P.

By:	Schermer Management Corporation, as its
General Partner

By:
Lloyd G. Schermer, Its President

SCHERMER MANAGEMENT CORPORATION

By:
Lloyd G. Schermer, Its President

BETTY A. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Betty A. Schermer, Trustee

Betty A. Schermer

LLOYD G. SCHERMER DECLARATION OF TRUST
Dated November 17, 1989

By:
Lloyd G. Schermer

Lloyd G. Schermer

GRANT E. SCHERMER IRREVOCABLE STOCK
TRUST Dated October 2, 2000

By:
Grant E. Schermer, Trustee

By:
Michael A. LoVallo, Trustee

Grant E. Schermer

Gregory P. Schermer

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